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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                        Pinnacle Financial Services, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   723462-10-7
                                 (CUSIP Number)

                                 Not Applicable
           (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]  Rule 13d-1(b)
      [X]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)

                   This document contains no Exhibit index.

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CUSIP No. 723462-10-7

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cyrus A. Ansary (S.S. No. ###-##-####)

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)   [ ]
      (b)   [ ]

3)    SEC USE ONLY

4)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

NUMBER OF SHARES              5)    SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                   1,188,954
PERSON WITH
                              6)    SHARED VOTING POWER

                                    0

                              7)    SOLE DISPOSITIVE POWER

                                    1,188,954

                              8)    SHARED DISPOSITIVE POWER

                                    0

9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,188,954

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)

      [ ]

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.6%

12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

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                                  SCHEDULE 13G

Item 1(a).  Name of Issuer.

     Pinnacle Financial Services, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

     830 Pleasant Street
     St. Joseph, Michigan  49805

Item 2(a).  Name of Person Filing.

     Cyrus A. Ansary

Item 2(b).  Address of Principal Business Office or, if
                    none, Residence:

     1725 K Street, N.W., Suite 410
     Washington, D.C.  20006

Item 2(c).  Citizenship.

     United States of America

Item 2(d).  Title of Class of Securities.

     Common Stock, no par value

Item 2(e).  CUSIP Number.

     723462-10-7

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)   [ ]   Broker or Dealer registered under Section 15 of
                  the Act (15 U.S.C. 78o)

      (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                  78c)

      (c)   [ ]   Insurance Company as defined in Section 3(a)(19) of the
                  Act (15 U.S.C. 78c)

      (d)   [ ]   Investment Company registered under Section 8 of the
                  Investment Company Act of 1940 (14 U.S.C. 80a- 8)

      (e)   [ ]   An Investment Adviser in accordance with Section
                  240.13d-1(b)(1)(ii)(E)

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      (f)   [ ]   An Employee Benefit Plan or Endowment Fund in accordance
                  with Section 240.13d-1(b)(1)(ii)(F)

      (g)   [ ]   A Parent Holding Company or Control Person in accordance
                  with Section 240.13d-1(b)(1)(ii)(G)

      (h)   [ ]   A Savings Association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C.
                  1813)

      (i)   [ ]   A Church Plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C.
                  80- a-3)

      (j)   [ ]   A Group, in accordance with Section 240.13d-1(b)(ii)(J)

      If this statement is filed pursuant to Section 240.13d-1(c), check this box. [X]

Item 4.  Ownership.

     (a) Amount Beneficially Owned:  1,188,954 shares

     (b) Percent of Class:  9.6%

     (c) Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote:
               1,188,954

         (ii)  shared power to vote or direct the vote: 0

         (iii) sole power to dispose of or direct the disposition of: 1,188,954

         (iv) shared power to dispose of or direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.

     Not applicable.



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Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the
         Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the
         Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.



Dated:  February 18, 1998                 /s/ CYRUS A. ANSARY
                                          -------------------
                                          Cyrus A. Ansary

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